UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                    ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       GREENLEAF TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                 (Name of small business issuer in its charter)

  Delaware                                                13-34291593
-----------------------                     ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

  8834 Capital Of Texas Highway North, Suite 150, Austin, Texas     78759
--------------------------------------------------------------------------------
(Address of principal executive offices)                          (Zip Code)

  (512) 343-1300
-----------------------------------
(Issuer's telephone number, including area code)



     Securities to be registered pursuant to Section 12(b) of the Act:

             Title of each class        Name of each exchange on which
             to be registered           each class is to be registered

             N/A
     ------------------------------     ------------------------------



     Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                                (Title of class)

                                     PART I
                                     ------


     Greenleaf Technologies Corporation (the "Company") is including the following cautionary statement to make applicable, to the extent possible, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which do not apply to statements made in connection with an initial public offering (and do not apply to statements made in this Form 10-SB to the extent that this Form 10-SB constitutes an initial public offering of the Company's $.001 par value common stock (the "Common Stock")), for any forward-looking statements made by, or on behalf of, the Company. The provisions of the Reform Act also do not apply to an entity that issues penny stock. The following cautionary statement also is made for the purpose of taking advantage of any defenses that may exist under other laws, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Certain statements contained herein are forward-looking statements and, accordingly, involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements: the ability of the Company to maintain its rights in its intellectual property; the ability of the Company to obtain acceptable forms and amounts of financing to fund operations, technology development, and marketing as well as acquisitions and other expansion efforts; and the global market for technology. The Company has no obligation to update or revise these forward-looking statements to reflect the occurrence of future events or circumstances.

Item 1. Description of Business.

     The Company was incorporated under the laws of the State of Delaware on October 9, 1986 and has been in the development stage since its inception. The Company was originally incorporated under the name Greenleaf Capital Corporation. In December 1997 the name of the Company was changed to Greenleaf Technologies Corporation in order to reflect the change in the focus of the Company's efforts to development and marketing of high technology products.

     In August 1988, the Company consummated an initial public offering (the "IPO") of 206,500 units at $1.00 per unit, with each unit consisting of one share of Common Stock and a redeemable warrant to purchase two shares of Common Stock. The Company subsequently expended the proceeds of the IPO in unsuccessful attempts to acquire a number of operating companies.

     On December 15, 1997, Company entered into a five-year marketing agreement with Daiichi Kosho U.S.A., Inc ("DKI"). Pursuant to that agreement, the Company granted to DKI the rights to use the Company's proprietary DigiGuard(TM) encryption technology in connection with the electronic delivery of music for use in karaoke sing-along products.

     On January 12, 1998, the Company entered into an agreement with MultiCom Services LLC ("MultiCom"), which operates a service bureau and call receipt center for processing product orders. The agreement calls for MultiCom to provide the Company with a basic system for credit card billing, capturing customer order information and verifying credit card purchases on-line. In addition, MultiCom's Customer Service division will interact with software supplied by the Company to generate unlock codes upon approval of credit card purchases.

     On April 16, 1998, the Company paid $300,000 cash to purchase a 33.33% ownership interest in NetHome Media, Inc. ("NetHome"). At that time, NetHome was a wholly owned subsidiary of MultiCom Services LLC, a Texas corporation. NetHome created and developed the "Browser Butler(TM)" and "CyberScreen(TM)" software products. The "Browser Butler(TM)" is a proprietary navigation aid for use in browsing material on the Internet. "CyberScreen(TM)" is designed to filter text and restrict searches to provide a uniquely monitored, family safe environment on the Internet.

     On September 29, 1998, the Company consummated an agreement to acquire Gameverse, Inc. ("Gameverse"), a wholly owned subsidiary of Riverside Group, Inc. The agreement provided for the Company to pay 14,687,585 of its common shares as well as options to purchase an additional 5,733,333 of its shares at $0.25 per share until September 30, 2003 and options to purchase 1,581,249 shares at $0.15 per share until September 30, 2003. The agreement also provided Riverside with the right to appoint four directors to the Board of Directors of Company (the "Board"). At the time of consummation of the agreement, the Company believed that Gameverse was an online game development and web design company which markets services to the entertainment industry, and which also builds web sites, including database development and maintenance services for business seeking to take advantage of the web's advertising and e-commerce potential. However, after consummation of the agreement, the Company determined that Gameverse had not developed its products or business. The Company currently is considering alternative courses of action that may be available to it regarding this transaction.

     On February 23, 1999, the Company announced that it had reached an agreement with Accolade Inc., now known as Infogrames North America ("Infogrames") and Warner Advanced Media Operations ("Warner"), a business unit of Time Warner Inc. (NYSE: TWX), to form a joint venture referred to as "WAG".

Under the WAG banner, the three companies will join to market multiple computer game titles on a single DVD disc for distribution to the personal computer Original Equipment Manufacturers ("OEM") market. The DVD software will be encrypted by the Company utilizing its proprietary "DigiGuard(TM)" security technology. On May 6, 1999, the Company announced that it would debut the Accolade Family Spectacular, the initial game bundle to be released by WAG, at the E3 Expo industry trade show.

     On August 30, 1999, the Company and BroadcastDVD, Inc. ("BroadcastDVD") announced a three-year, exclusive partnership to include BroadcastDVD's FILM-FEST, a video magazine that exposes viewers to prestigious film festivals of the world, in the DVD disc packages to be marketed by the WAG joint venture. Contents of the video magazine are currently anticipated to include interviews with THE BLAIR WITCH PROJECT directors Daniel Myrick and Eduardo Sanchez, and filmmakers and celebrities including Tim Roth, Eric Stoltz, Sheryl Crow, Guy Pearce and Robert Carlyle. Also expected to be included is an hour of award-winning short films from the latest film festivals.

     In September 1999, the Company entered into an agreement to acquire all the outstanding shares of Future Com South Florida, Inc. ("Future Com") in exchange for 4,000,000 shares of the Company's restricted common stock. Of these shares, 2,000,000 shares were to be issued to William Gale, the president and Chief Executive Officer of Future Com, and 2,000,000 shares were to be issued to Warren Blanck, the Secretary and Treasurer of Future Com. Future Com was formed by Mr. Gale and Mr. Blanck for the purpose of acquiring and managing mobile communications radio licenses and/or systems. As a wholly-owned subsidiary of the Company, Future Com intends to continue to pursue this line of business. The Company completed the acquisition in November 1999.

     At the time that the Company acquired Future Com, Future Com entered into agreements to acquire four SMR licenses in the 220-222 MHz range for a purchase price of $175,000 per license. The purchase price for each license is to be paid in the form of 350,000 shares of the Company's restricted common stock. In addition, the Company is to issue warrants to purchase the same number of shares of common stock exercisable at $0.50 per share during the one-year period commencing on the date of purchase of the licenses. These shares and warrants will be delivered to the respective sellers of the licenses when the FCC approves the transfer of the respective licenses to Future Com. Also, at the time of closing of the Company's purchase of Future Com, Future Com entered into an agreement to acquire a dedicated communication satellite license at a total purchase price of $687,500, including amounts paid to eliminate an encumbrance on the license. The purchase price is to be paid in the form of 1,375,000 shares of the Company's restricted common stock. In addition, the Company also agreed to issue to the seller of the satellite license warrants to purchase 75,000 shares of the Company's common stock at an exercise price of $0.50 per share during the three-year period beginning on the date of the purchase of the satellite license. The Company also agreed to issue to the holder of the encumbrance options to purchase 1,300,000 shares of common stock at $.50 per share during the one-year period beginning on the date of the purchase of the satellite license. The shares, options and warrants will be delivered when the FCC approves the transfer of the satellite license to Future Com.

     In connection with the acquisition, Future Com entered into employment agreements with each of Mr. Gale and Mr. Blanck which provide for each of them to receive a salary of $96,000 per year. In addition, Future Com agreed to pay each of Mr. Gale and Mr. Blanck an automobile allowance of $850 per month for use of their automobiles for business purposes. Future Com also agreed to repay $150,000 advanced by each of Communications Concepts, Inc. ("CCI") and Uni-Call Communications, Inc. ("Uni-Call"), for a total of $300,000, pursuant to promissory notes issued by Future Com. These promissory notes provide for payments of principal plus interest at the rate of eight percent per year at such time that the Board Of Directors of Future Com determines that there are sufficient funds available for payment, with the unpaid amount due upon demand at any time after five years from the date of the closing of the acquisition. Uni-Call and CCI are owned by Mr. Gale and Mr. Blanck, who serve as officers and directors of those companies.

     At the time of acquiring Future Com, the Company issued options to existing employees of Future Com to purchase as aggregate of 600,000 shares of the Company's common stock. These options are exercisable at a price of $0.50 per share until November 4, 2000.

     In connection with the acquisition of Future Com, the Company entered into a registration rights agreement with Mr. Gale, Mr. Blanck, Mr. Leonard Berg, the President and Chief Executive Officer of the Company, Mr. Richard Wachs, then the President of the Company's wholly-owned Greenleaf Research and Development, Inc. ("GRD") subsidiary and a Director of the Company, and Mr. Christopher Webster, a Director of the Company. Mr. Wachs subsequently resigned from all positions with the Company and GRD. Pursuant to the registration rights agreement, the Company agreed to register the shares held by those individuals in a registration statement.

Computer Software And Hardware Products

     Beginning in late 1998 the efforts of the Company and GRD have been concentrated on developing and marketing a line of proprietary computer software and hardware to customers in the entertainment industry. As described below, the Company's customers then utilize the Company's products to facilitate sales via electronic media, including the Internet. The Company's line of computer data security and communications solutions assists customers in protecting their intellectual property and information assets from access by unauthorized parties. In addition, the Company's products provide an alternative to traditional methods of bundling and distributing software-based entertainment content through electronic media.

     To date, the Company has developed the following two proprietary software products:

     DigiGuard(TM). The Company's DigiGuard(TM) product consists of a suite of software packages to support the locking, unlocking, and playing of entertainment media. DigiGuard(TM) protects data contained on CD-ROMs and DVDs, allowing customers to securely bundle various entertainment content, such as games, music and movies, on a single disc or for transmission via the Internet. DigiGuard(TM) creates access 'keys' to unlock protected content. Each 'key' is unique for each user to protect the integrity of the content. After meeting certain criteria, such as a credit card number exchange for payment, customers may unlock a product via the Internet or by phone.

     MusicLock(TM). The Company's MusicLock(TM) product allows distributors to deliver digitally-recorded songs to radio stations over the Internet. MusicLock(TM) prevents premature access to the recording by allowing playback of the songs only after a pre-determined time, which allows music distributors to control the distribution of new releases while reducing distribution costs for the record labels. MusicLock(TM) allows record promoters to distribute new releases in advance of the release date with the security of knowing that material cannot be played until the designated time and date.


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operation

     The Company is a "High Tech Business Solutions Provider" which is developing new marketing paradigms and enabling technologies in order to create new revenue possibilities for its customers. Examples include the Company's DigiGuard(TM)and MusicLock(TM)encryption products described above under "Item 1. Description of Business".

     The Company's corporate strategy is to build strategic alliances for the purpose of leveraging its core competency and resources into significant revenue statements. To this end, the Company has built interlocking strategic relationships with product providers, distributors, and support providers. The Company believes that the largest opportunity for its products and services is the entertainment industry and its strategic alliances are aimed at capturing that potential revenue stream.

     The principal accountant's report on the financial statements for the past year contains a statement to the effect that the Company has an accumulated deficit at September 30, 1998, which raised substantial doubt about the Company's ability to continue as a going concern. The continuation of Company as a going concern is dependent on its ability to generate sufficient operating cash flows and/or equity or debt financing to meet its obligations and sustain its operations.

     Management of the Company has identified and intends to pursue new business opportunities, which is believes will be profitable and plans to obtain infusions of new equity capital into the Company. There are no assurances, however, that management of the Company will be successful with either the new business opportunities or raising new equity capital.

Revenues

     The Company did not have an operating business during the fiscal 1998 so that there are no revenues to be accounted for.

Selling Expenses

     Selling expenditures for the fiscal year ended September 30, 1998 amounted to $305,549 or 8.4% of the total expenses incurred for the year.

Operating and Administrative Expenses

     Operating and Administrative expenses totaled $3,345,839 for the fiscal year ended September 30, 1998. Product and development costs amounted to $2,025,779 or 55.5% of total 1998 expenditures. Compensation and administrative expenses, together, totaled $1,317,118, or 39.4% of the spending for the year.

Other Income & Expense

     Other income and expense amounted to a net expense for fiscal 1998 of $290,255 primarily due to losses on investments.

Liquidity and Capital Resources

     The Company's cash position was $68,423 as of September 30, 1998. Cash flows from activities during the year used cash of $3,635,713 for operating activities due to the net loss of $3,941,643 offset by net increase in assets of $7,675 and an increase in current liabilities of $298,255. In addition, cash was used to purchase fixed assets in the amount of $158,842.

     The net cash provided by financing activities of $3,863,010 for the year ended September 30, 1998 consisted of sales of stock totaling $3,918,775 offset by the reduction of loans payable of $50,765. These proceeds funded operating activities during the year.

     During the next twelve months, the Company plans to satisfy its cash requirements through additional debt and/or equity financing. There can be no assurance that the Company will be successful in raising the additional financing.

     As of the date of the filing of this report, there were no commitments for material capital expenditures.

Year 2000 Readiness Disclosure

     The Company's operations are highly dependent on various computer hardware, software and electronic components. Traditionally, computer systems and other electronic devices have used two digits rather than four digits to define an applicable year. As a consequence, at 12:00 a.m. on January 1, 2000 date sensitive systems may recognize the year 2000 as 1900 or not at all. The inability to recognize or properly treat the year 2000 may cause erroneous processing of information critical to the Company's operations. This potential situation is referred to as the Year 2000 Issue.

     The Company has assessed the impact of the Year 2000 Issue on its computer systems, software and other equipment (collectively, the "Systems"). Based on its evaluations, the Company believes that its Systems are Year 2000 compliant. That is, the Company believes that its Systems will correctly recognize and process data concerning dates subsequent to December 31, 1999. In addition, the Company's products currently are created internally and are continually evaluated to ensure Year 2000 compliance. Although the Company does incorporate into some of its products certain programs supplied by Infogrames, the Company has verified that those programs do not contain or rely on date-sensitive material and therefore are considered to be compliant.

     Because the Company does not rely on outside suppliers or vendors whose products contain date-sensitive material, and because the Company has not yet recognized any sales of its products, the Company believes that non-compliance of outside parties would not have a material adverse impact on the Company's business as currently operated.

     As a contingency, the Company intends to create, on Thursday, December 30, 1999, copies of data contained in its Systems. In addition, all Systems will be shut down and unplugged on Friday, December 31, 1999 so that the Systems will not be affected by potential electrical power supply problems in the event that local utilities are not Year 2000 compliant. The Systems will be re-powered only after the Company has received adequate confirmation that normal electric service is available after 12:01 a.m. on January 1, 2000.

     Because the Company's analyses of the Year 2000 Issue have been performed by regular employees of the Company, no material costs have been incurred regarding the Year 2000 Issue in excess of those associated with the day-to-day operation of the Company's business. The Company also believes that, because it is compliant, no material additional costs are expected to be incurred in connection with the Year 2000 Issue. However, there can be no guarantee that the estimate of future costs will be achieved and actual results could differ materially from the estimate due to as yet unforeseen changes in circumstances.

     There is no assurance that the Company's analyses of the Year 2000 Issue are accurate. If the Company's analyses of the impact of the Year 2000 Issue are erroneous, the Company's operations could be materially adversely affected.

Item 3. Description of Property.

     The Company leases its corporate offices located at 8834 Capital of Texas Highway, Suite 150, Austin, Texas 78759 pursuant to a written lease agreement. The lease agreement, which expires on June 30, 2003, currently provides for minimum monthly payments of $12,982.50 per month. The agreement also provides that the minimum monthly payments under the agreement will be escalated to $13,559.50 after July 1, 2000, and to $13,848 after July 1, 2002.

     The Company also is party to a written lease agreement for office space located at 75 Route 27, Iselin, New Jersey. Pursuant to the provisions of that agreement, which expires on March 15, 2001, the Company is responsible for minimum monthly payments of $5,587.58. The Company has sublet the New Jersey office space to a third party who has agreed to pay, and to date has paid, the minimum monthly payments.

Trademarks

     On October 26, 1998, the Company filed, with the U.S. Patent and Trademark Office ("USPTO"), applications to register "DigiGuard", "MusicLock" and "GLFC" as registered trademarks. Also on that date, the Company filed with the USPTO an application to register "Greenleaf Technologies Corporation", in conjunction with a unique design, as a registered trademark. Action on all the applications is pending.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     As of October 27, 1999, there were 74,930,101 shares of the Company's Common Stock outstanding. The following table sets forth certain information as of that date with respect to the beneficial ownership of the Company's Common Stock by each director and nominee for director, by all executive officers and directors as a group, and by each other person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock:



Name and Address of                          Number of Shares            Percentage of
Beneficial Owner                             Beneficially Owned (1)      Shares Outstanding
----------------                             ----------------------      ------------------

Leonard Berg                                     10,375,472 (2)                 13.2%
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Christopher J. Webster                            3,043,072 (3)                 4.1%
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

Lon T. Berg                                        671,345 (4)                    *
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

William J. Hubert                                  411,100 (5)                    *
8834 Capital Of Texas Highway, Suite 150
Austin, Texas  78759

All Executive Officers and Directors as a    14,500,989 (2)(3)(4)(5)            18.3%
   Group  (four persons)

Cybermax Tech, Inc.                              22,002,167 (6)                 26.8%
7800 Belfort Parkway, Suite 100
Jacksonville, Florida  32256

                                       9


Richard E. Wachs                                  5,786,548 (7)                 7.7%
11320 Pachea Trail
Austin, Texas  78726

Jaime Camil Garza                                   4,398,167                   5.9%
Paseo del Compestre
134 Colinis Compeste la Rosita
Torreon, Coahulla, Mexico  27250

Richard Margulies                                   4,050,000                   5.4%
75 Route 27
Iselin, New Jersey  08830

----------

*    Less than one percent.

(1) "Beneficial ownership" is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Includes 1,500,289 shares owned by Thelma Berg, the wife of Leonard Berg; Mr. Berg disclaims beneficial ownership of these shares. Also includes currently exercisable options to purchase 2,187,072 shares for $.15 per share until September 30, 2003 and currently exercisable options to purchase 1,500,000 shares for $.25 per share until September 30, 2003.

(3) Includes currently exercisable options to purchase 258,603 shares for $.15 per share until September 30, 2003.

(4) Includes currently exercisable options to purchase 300,000 shares for $.25 per share until September 30, 2003.

(5) Includes currently exercisable options to purchase 10,000 shares for $.75 per share until March 1, 2001; currently exercisable options to purchase 88,536 shares for $.15 per share until December 15, 2002; currently exercisable options to purchase 50,000 shares for $.15 per share until September 30, 2003, and; currently exercisable options to purchase 110,000 shares for $.50 per share until October 25, 2003.

(6) Includes currently exercisable options to purchase 5,733,333 shares for $.25 per share until September 30, 2003 and currently exercisable options to purchase 1,581,249 shares for $.15 per share until September 30, 2003.

(7) Includes currently exercisable options to purchase 224,048 shares for $.15 per share until September 30, 2003.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     The directors and executive officers of the Company, their respective positions and ages, and the year in which each director was first elected, are set forth in the following table. Each director has been elected to hold office until the next annual meeting of stockholders and thereafter until his successor is elected and has qualified. Additional information concerning each of these individuals follows the table.

       Name               Age      Position with the Company      Director Since
       ----               ---      -------------------------      --------------
Leonard Berg              75       Chairman Of The Board;         December 1995
                                      Chief Executive Officer;
                                      President; and Director
Christopher J. Webster    27       Executive Vice President;       October 1998
                                      and Director
Lon T. Berg               39       Vice President of Marketing         - -
William J. Hubert         46       Secretary; and Treasurer            - -


     Leonard Berg has served as the Chairman Of The Board, Chief Executive Officer and President of the Company since April 1999 and also previously served as President of the Company from November 1995 to December 1997. From December 1997 to March 1999 he was a consultant to the Company on general business matters. Beginning in August 1994 until March 1995 Mr. Berg was a Survey Manager for The Gallup Organization.

     Mr. Berg has over forty years of experience in the finance industry. His corporate experience includes owning, managing and financing real estate properties, as well as financial and operating experience in the commercial real estate business. In 1949, Mr. Berg founded Berg Enterprises. He served as co-chairman of the board, officer, director and shareholder of Berg Enterprises for 33 years. During its operation, Berg Enterprises was listed on the American Stock Exchange and was primarily involved in the real estate and mortgage banking business. Mr. Berg helped to successfully operate the company until it became a subsidiary of the Primerica Corporation in 1982. Since 1982, Mr. Berg has owned and consulted numerous companies in the entertainment, finance, and real estate industries. Mr. Berg also founded and served as a Lifetime Director and General Campaign Chairman for the John F. Kennedy Medical Center in Edison, New Jersey, and was responsible for that center's merger with the Robert Wood Johnson (J. & J.) Rehabilitation Center. In addition, Mr. Berg has previously served as Chairman Of The Board of each of United Plastics and Metalique Industries.

     Christopher J. Webster has served as Executive Vice President of the Company since August 1997. In that capacity Mr. Webster has been an integral participant in development of the Company's long-term strategies and development. From February 1995 to August 1997 he was the Vice President and a director of Clearview Technologies, Inc. Previously, from October 1996 to August 1997, Mr. Webster was the Senior Vice President for Marketing/Acquisitions of Flatline Studios, LLC ("Flatline"). While at Flatline, he was responsible for acquiring venture capital for the development of the game "Alien Intelligence" and later negotiated a multi-million dollar royalty contract with Interplay Products to bring "Alien Intelligence" to market.

     In May 1993, Mr. Webster co-founded WebEver Productions, Inc. ("WebEver"), one of the first advertising agencies devoted to the Internet. From that time until October 1996, he served as the Chief Executive Officer of WebEver, where he developed Internet and Intranet sites for companies such as Microsoft, Texas Instruments and IBM.

     Lon T. Berg has served as the Company's Vice President of Marketing since February 1999. Mr. Berg spearheads the development of new marketing alternatives and distribution outlets for the Company's proprietary products and clients. From November 1997 to March 1999, he was an Advertising Account Executive for Westland Associates, where he was responsible for securing new accounts from automotive dealerships, advising them on marketing their service department's advertising initiatives and expanding their customer base. Beginning in October 1995 until August 1997, Mr. Berg was the West Coast Area Manager of AucNet USA, Inc., where he obtained new accounts for training and consulting on marketing issues with automotive dealers and manufacturers in the western half of the United States. In this position, Mr. Berg was involved a new product launch of satellite-based automotive auctions for manufacturers such as Mitsubishi, Toyota and Lexus throughout the western United States. From June 1993 to August 1995, Mr. Berg was a Sales Representative for Panorama Sales, Inc., a retailer of new and used automobiles.

     William J. Hubert has been the Secretary and Treasurer of the Company since July 1999. Previously, from February 1996 until August 1997, Mr. Hubert was an Executive Assistant and Office Manager for Clearview Technologies, Inc., where he was responsible for day-to-day operations in the Austin, Texas office. From January 1995 to February 1996, Mr. Hubert was an executive assistant at Flatline Studios, LLC where he assisted in obtaining financing for several films to be produced by Texas-based production companies, as well as financing for the studio itself.

     None of the Company's directors or officers is a director of any other entity that has securities registered under the Securities Exchange Act of 1934, as amended. Mr. Leonard Berg is the father of Mr. Lon T. Berg. There is no other family relationship between or among the above directors and officers of the Company.

Item 6. Executive Compensation.

Summary Compensation Table

     The following table sets forth in summary form the compensation received during each of the Company's last three successive completed fiscal years by Leonard Berg, the Chief Executive Officer, President and Chairman Of The Board of the Company, and by Richard Margulies, the former President and a former director of the Company (together, the "Named Executive Officers"). No executive officer of the Company, including its Chief Executive Officer, or of any of the Company's subsidiaries received total salary and bonus exceeding $100,000 during any of the last three fiscal years. The figures in the following table are for the fiscal years ended September 30, 1997, 1998 and 1999.


                                                                                   Long Term Compensation
                                                                        --------------------------------------------
                                                                                    Awards                   Payouts
                                                                        -------------------------------      -------
                                                                                             Securities
                                                         Other Annual                        Underlying      LTIP       All Other
Name and                   Fiscal    Salary     Bonus    Compensation   Restricted Stock     Options/SARs    Payouts    Compensation
Principal Position          Year     ($)(1)     ($)(2)   ($)(3)         Award(s)($)(4)       (#)(5)          ($)(6)     ($)(7)
------------------------------------------------------------------------------------------------------------------------------------
Leonard Berg, Chairman      1999    $96,000      -0-        $5,820         $296,833           2,187,072       -0-           -0-
of the Board, President,    1998    $96,000      -0-        $3,880          $62,500           1,500,000       -0-           -0-
Chief Executive Officer,    1997      -0-        -0-         -0-           $384,430              -0-          -0-           -0-
and a director
------------------------------------------------------------------------------------------------------------------------------------
Richard Margulies,          1999    $48,000      -0-         -0-           $125,000(8)           -0-          -0-           -0-
former President and        1998    $48,000(9)   -0-         -0-            $62,500              -0-          -0-           -0-
former director (8)         1997      -0-        -0-         -0-            $88,129(9)           -0-          -0-           -0-
------------------------------------------------------------------------------------------------------------------------------------


(1) The dollar value of base salary (cash and non-cash) earned during the year indicated.

(2) The dollar value of bonus (cash and non-cash) earned during the year indicated.

(3) The dollar value of compensation not properly categorized as salary or bonus, including perquisites and other personal benefits, securities or property, earned during the year indicated. The amounts shown represent allowances granted to the named person in order to cover automobile-related expenses.

(4) The dollar value (net of any consideration paid by the person named in the Summary Compensation Table) of awards of restricted Common Stock.

(5) The sum of the number of shares of Common Stock to be received upon the exercise of all stock options granted.

(6) The Company does not have in effect any plan that is intended to serve as incentive for performance to occur over a period longer than one fiscal year.

(7) All other compensation received that the Company could not properly report in any other column of the Summary Compensation Table including annual Company contributions or other allocations to vested and unvested defined contribution plans, and the dollar value of any insurance premiums paid by, or on behalf of, the Company with respect to term life insurance for the benefit of the Named Executive Officer, and, the full dollar value of the remainder of the premiums paid by, or on behalf of, the Company.

(8) Mr. Margulies resigned as President and director of the Company effective as of April 1, 1999. On June 2, 1999, Mr. Margulies was issued 500,000 shares of Common Stock, valued by the Company at $125,000, in connection with an agreement pursuant to which Mr. Margulies' services on behalf of the Company were terminated.

(9) During fiscal 1998, Mr. Margulies also received $45,428 in payment of fees for consulting services provided to the Company prior to Mr. Margulies' being included on the payroll of the Company.

Option Grants Table

     The following table sets forth information concerning individual grants of stock options made during the fiscal year ended September 30, 1999 to each Named Executive Officer.

                              % of Total Options
                  Options     Granted to Employees  Exercise or Base  Expiration
Name              Granted(#)  in Fiscal Year        Price ($/Share)      Date
--------------------------------------------------------------------------------
Leonard Berg      2,187,072         60.3%            $.15/Share        9/30/03
--------------------------------------------------------------------------------
Richard Margulies    -0-             - -                - -              - -
--------------------------------------------------------------------------------

Aggregated Option Exercises And Fiscal Year-End Option Value Table

     The following table indicates exercises of stock options during the fiscal year ended September 30, 1999 by the Named Executive Officers, and also sets forth information concerning the fiscal year-end value of unexercised options held by each Named Executive Officer.

                           Aggregated Option Exercises
                    For Fiscal Year Ended September 30, 1999
                           And Year-End Option Values

                                                  Number of    Value of
                                                  Unexercised  Unexercised
                 Shares                           Options      In-The-Money
                 Acquired on      Value           at Fiscal    Options at Fiscal
Name             Exercise(#)(1)  Realized($)(2)   Year-End(#)  Year-End ($) (3)
--------------------------------------------------------------------------------
Leonard Berg       3,000,000(4)     $2,634,375    3,687,072(5)   $596,632
--------------------------------------------------------------------------------
Richard Margulies  3,000,000(4)     $2,634,375        -0-          - -
--------------------------------------------------------------------------------

----------

(1) The number of shares received upon exercise of options during the fiscal year ended September 30, 1999.

(2) With respect to options exercised during the Company's fiscal year ended September 30, 1999, the dollar value of the difference between (A) the exercise price of the option, and (B) the market value of the option shares purchased on the date of the exercise of the options as determined by averaging the high and low prices for the Common Stock on that date as reported on the OTC Bulletin Board.

(3) For all unexercised options held as of September 30, 1999, the aggregate dollar value of the excess is the market value of the stock underlying those options over the exercise price of those unexercised options. For purposes of this table, the market value used for the Common Stock is the average of the high and low prices for the Common Stock on that date as reported on the OTC Bulletin Board.

(4) Consists of shares underlying options exercised on October 2, 1998 to purchase 900,000 shares at $.25 per share and options exercised on February 12, 1999 to purchase 2,100,000 shares at $.25 per share.

(5) Consists of options to purchase 1,500,000 shares for $.25 per share and options to purchase 2,187,072 shares for $.15 per share, all of which were exercisable at September 30, 1999.

Compensation Of Outside Directors

     All the members of the Board also are employees of the Company. The members of the Board do not receive additional compensation for their service on the Board.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

     Effective as of December 15, 1997, the Company entered into a written agreement with Leonard Berg (the "Berg Agreement") pursuant to which Mr. Berg was to provide services to the Company. Pursuant to the Berg Agreement, which is for a term of five years, Mr. Berg is entitled to compensation of $8,000 per month. In addition, the Company agreed to reimburse Mr. Berg for business-related expenses and to provide him with all benefits that are generally available to executive officers of the Company, including life and health insurance as well as access to any stock option plans that the Company may determine to institute. If Mr. Berg is unable to perform his duties under the Berg Agreement due to physical or mental disability or death, he or his estate is entitled to 12-months' compensation. If the Company is in default of the Berg Agreement, Mr. Berg is entitled to immediate payment of full compensation for each month remaining in the term of the Berg Agreement.

Item 7. Certain Relationships and Related Transactions.

     Leonard Berg has loaned money to the Company for use by the Company as working capital. As of September 30, 1999, the balance owed to Mr. Berg was $191,794.91. The balance accrues interest at the rate of nine percent per year. Mr. Berg may demand immediate payment of all accrued and unpaid principal and interest at any time.

     On February 12, 1999 and October 2, 1998, certain of the Company's directors and officers, as well as a beneficial owner of more than five percent of the Company's Common Stock, exercised options to purchase shares of Common Stock. In all cases, the exercise price for the options was paid in the form of a promissory note payable to the Company. Each of the notes bears interest at the rate of six percent per year. Following is a schedule of each exercise.


                                                                            Face value of promissory
                                                          Number of shares    note in favor of the     Payment of
                                          Exercise price   received upon     Company in payment of    note due on
      Name              Date of exercise     per share       exercise            exercise price        or before
      ----              ----------------     ---------       --------            --------------        ---------

Leonard Berg                02/12/99           $.25          2,100,000               $525,000           08/01/01

                            10/02/98           $.25            900,000               $225,000           04/02/01

Christopher J. Webster      02/12/99           $.25          1,467,908               $366,977           08/01/01

                            10/02/98           $.25            225,000                $56,250           04/02/01

Richard E. Wachs            02/12/99           $.15          1,700,000               $255,000           08/01/01

Richard Margulies           02/12/99           $.25          2,100,000               $525,000           08/01/01

                            10/02/98           $.25           900,000                $225,000           04/02/01



     The following schedule details issuances of Common Stock valued at greater than $60,000 for services performed on the Company's behalf by the Company's directors, executive officers and each other person known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock:

     October 1, 1999 to October 27, 1999:

                 Name               # of shares issued       Value ($) (1)
                 ----               ------------------       -------------
      Christopher J. Webster (2)           500,000             $112,500


     Fiscal year ended September 30, 1999:

                  Name              # of shares issued       Value ($) (1)
                  ----              ------------------       -------------
      Leonard Berg (3)                     544,965             $296,833
      Thelma Berg (4)                      459,708             $387,994
      Christopher J. Webster (2)         1,000,000             $625,000
      Lon T. Berg (5)                      300,000             $253,200
      Richard Margulies (6)                500,000             $125,000

     Fiscal year ended September 30, 1998:

                  Name              # of shares issued        Value ($) (1)
                  ----              ------------------        -------------
      Leonard Berg (3)                     500,000              $62,500
      Thelma Berg (4)                      350,000              $43,750
      Richard Margulies                    500,000              $62,500

----------

     (1)  The value of the issuances was determined by the Company.

     (2) Mr. Webster is the Executive Vice President and a director of the Company.

     (3) Mr. Leonard Berg is the Chairman Of The Board, Chief Executive Officer, President and a director of the Company. Leonard Berg is the father of Lon T. Berg, the Company's Vice President of Marketing.

     (4)  Thelma Berg is the wife of Leonard Berg.

     (5) Lon T. Berg is the Company's Vice President Of Marketing and is the son of Leonard Berg the Chairman Of The Board, Chief Executive Officer, President and a director of the Company.

     (6) Mr. Margulies currently is a beneficial owner of more than five percent of the Company's Common Stock.

     Except as described above, during the past two years there were no transactions between the Company and its directors, executive officers or known holders of more than five percent of the Company's Common Stock in which the amount involved exceeded $60,000 and in which any of the foregoing persons had or will have a material interest.

Item 8. Description of Securities.

     The Company's authorized capital consists solely of 100,000,000 shares of $.001 par value Common Stock. The Company had 74,930,101 shares of Common Stock issued and outstanding as of October 27, 1999, and these outstanding shares were held by approximately 284 stockholders.

     Each share of the Common Stock is entitled to share equally with each other share of Common Stock in dividends from sources legally available therefore, when, as, and if declared by the Board and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the Common Stock. Each holder of Common Stock of the Company is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of Common Stock have no preemptive rights, redemption rights or rights of conversion with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable by the Company. The Board is authorized to issue additional shares of Common Stock within the limits authorized by the Company's Certificate Of Incorporation and without stockholder action.

     All shares of Common Stock have equal voting rights and voting rights are not cumulative. The holders of more than 50 percent of the shares of Common Stock of the Company could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all the directors of the Company.

                                     PART II
                                     -------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Stockholder Matters.

     Prices for the Company's common stock currently are quoted in the OTC Bulletin Board (the "Bulletin Board"). Because of certain rule changes for the Bulletin Board, in order to maintain its Bulletin Board listing after December 1, 1999, the Company initially must file with the Securities And Exchange Commission (the "SEC") a Registration Statement on Form 10-SB, including audited financial statements, and then continue to file annual and quarterly reports with the SEC. Greenleaf intends to file its initial Registration Statement on Form 10-SB during November 1999, and the SEC comment process is expected to take 45 to 90 days thereafter. Therefore, it currently is anticipated that the Company's stock will not be quoted on the Bulletin Board from December 2, 1999 for a period of 30 to 75 days. Although the Company intends to be in compliance with the new reporting requirements by the end of the 75 days, there is no assurance that this will occur. It is anticipated that the Company's stock will be quoted on the "pink sheets" during the time period that its stock is not quoted on the Bulletin Board.

Market Price Of The Common Stock

     The following table sets forth the range of high and low prices per share of the Common Stock on the OTC Bulletin Board as reported by Blomberg quotation services for the periods indicated. The quotations set forth in the table reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

      Year Ended September 30, 1998             High             Low
      -----------------------------             ----             ---

              First Quarter                     $.75             $.10
              Second Quarter                   $3.375            $.10
              Third Quarter                    $2.063            $.50
              Fourth Quarter                   $1.438           $.313


      Year Ended September 30, 1999              High            Low
      -----------------------------              ----            ---

              First Quarter                    $2.563           $.313
              Second Quarter                   $2.563           $.625
              Third Quarter                    $1.625           $.375
              Fourth Quarter                    $.563            $.29


      Year Ending September 30, 2000             High             Low
      ------------------------------             ----             ---

              First Quarter (through
              November 9, 1999)                  $.56            $.32

Dividends

     The Company has not declared or paid any cash dividends on its Common Stock since its formation and does not presently anticipate paying any cash dividends on its Common Stock in the foreseeable future.

Item 2. Legal Proceedings.

     The Company is currently involved in certain legal proceedings. On January 14, 1999 a former officer of the Company and a former consultant to the Company filed a complaint against the Company in the 261st Judicial District Court, Travis County, Texas. Plaintiffs allege that the Company breached employment and/or service agreements and seek unspecified monetary damages as well as injunctive relief to force the issuance of approximately 1,500,000 restricted shares of Common Stock and options to purchase 2,000,000 shares. The defendants intend to vigorously defend against the plaintiffs' claims.

     On August 5, 1999, three individuals associated with a non-active corporation filed a complaint in the 53rd Judicial District Court, Travis County, Texas. The defendants in that suit are the Company, one of its officers, two other employees, and corporate counsel. Plaintiffs allege that defendants misappropriated assets and trade secrets allegedly belonging to the non-active corporation. Plaintiffs seek unspecified monetary damages and also request an injunction seeking to prevent further use of the allegedly converted corporate assets and trade secrets. The Company and the individual defendants have answered the complaint and intend to vigorously defend against the plaintiffs' claims. No discovery proceedings have been completed at this time.

     On April 11, 1997, a complaint was filed against National Capital Corporation ("NCC"), a former subsidiary of the Company, and against the former President of NCC, by an individual who previously lent money to the former President of NCC. The complaint was filed in the 200th Judicial District Court, Travis County, Texas. Plaintiff contends that approximately $86,000 was illegally converted by NCC and/or the former President of NCC, who has since declared bankruptcy. This claim has been partially settled through the application of proceeds from a sale of the former President's property by the bankruptcy trustee. The Company believes that its potential liability in this matter could be approximately $50,000.

     A former part-time employee of the Company has informed the Company of his position that he believes an employment agreement was entered into with the Company. The Company denies the existence of any such agreement. The former employee alleges that he is owed money and an aggregate of 500,000 shares of Common Stock pursuant to the supposed agreement. The Company intends to vigorously defend against claims that may potentially be pursued by the former employee.

     The Company currently does not believe that adverse rulings in any of these proceedings would have a material adverse effect on the Company's operations.

     As described above in "Item 1. Description of Business", the Company's acquisition of Gameverse was based upon certain information obtained by the Company during negotiations for that acquisition. The Company is considering alternative courses of action that may be available to it regarding this transaction, including potential legal remedies. At this time, the Company has not determined what course of action, if any, may be pursued.

Item 3. Changes in and Disagreements with Accountants.

     Not applicable.

Item 4. Recent Sales of Unregistered Securities.

     During the past three years, the Company has issued shares of its common stock in the transactions described below which were not registered under the 1933 Act. These securities were issued in reliance on the exemption from registration provided by Section 4(2) of the 1933 Act and by the provisions of Regulation D promulgated under the 1933 Act. In relying on these exemptions, the Company believed that the individuals and/or entities to whom the shares were issued are either (1) sophisticated investors who were knowledgeable about the Company's operations and financial condition at the time of receipt of the shares and were able to evaluate the risks and merits of receipt of the shares, or (2) accredited investors, as that phrase is defined in Rule 501 of Regulation
D. In some instances, stock was issued to certain persons in exchange for services performed for the benefit of the Company and each of those persons agreed to accept the shares as compensation for the designated portions of the services they had performed. For additional information regarding shares issued to employees and/or directors of the Company, see "Item 7. Certain Relationships and Related Transactions". The transactions included the following:

     o During the period from October 1, 1999 to October 27, 1999, an aggregate of 924,500 shares were issued in private placement transactions to 20 persons in exchange for aggregate cash consideration of $188,000. In addition, an aggregate of 500,000 shares, valued by the Company at $112,500, were issued to an officer of the Company who also is a director in exchange for employment-related services on behalf of the Company. An additional 500,000 shares, valued by the Company at $112,500, were issued to an officer of the Company's GRD subsidiary in exchange for the officer's entering an employment agreement with the Company.

     o During the Company's fiscal year ended September 30, 1999, an aggregate of 9,005,000 shares were issued in private placement transactions to 28 persons in exchange for aggregate cash consideration of $1,513,200. Also during this period, 4,000,000 shares, valued by the Company at $750,000, were issued in connection with the Company's acquisition of Future Com. An additional 14,687,785 shares, valued by the Company at $5,875,034, were issued in connection with the Company's acquisition of Gameverse. For further description of these acquisitions, see "Item 1. Description of Business". In addition, separate issuances were made to 19 persons, none of whom was a director or executive officer of the Company, of an aggregate of

          3,689,188 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $1,864,765. An additional 2,000,000 shares, valued by the Company at $938,000, were issued to a consultant in exchange for the consultant's commitment to enter into an agreement to provide professional services to the Company. Finally, an aggregate of 2,449,356 shares, valued by the Company at $1,611,980, were issued to seven employees and/or directors of the Company for employment-related services on behalf of the Company.

     o During the Company's fiscal year ended September 30, 1998, an aggregate of 5,244,999 shares were issued in private placement transactions to 13 persons in exchange for aggregate cash consideration of $1,548,999. Also during this period, an aggregate of 8,765,069 shares were issued to 21 holders pursuant to an employment agreement between the Company and Richard Wachs, a former officer and director of the Company. In addition, separate issuances were made to 25 persons, none of whom was a director or executive officer of the Company, of an aggregate of 3,450,200 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $991,737. In addition, an aggregate of 1,215,000 shares, valued by the Company at $167,500, were issued to 13 employees and/or directors of the Company for employment-related services on behalf of the Company.

     o During the Company's fiscal year ended September 30, 1997, an aggregate of 302,113 shares were issued in connection with the acquisition of BCI. Also during this period, separate issuances were made to 18 persons, none of whom was a director or executive officer of the Company, of an aggregate of 4,139,082 shares as compensation for services performed on behalf of the Company. The total amount owed by the Company for these services was $1,335,335. In addition, an aggregate of 100,000 shares, valued by the Company at $50,000, were issued to two employees of the Company for employment-related services on behalf of the Company.

Item 5. Indemnification of Directors and Officers.

     The Delaware General Corporation Law provides for indemnification by a corporation of costs incurred by directors, employees, and agents in connection with an action, suit, or proceeding brought by reason of their position as a director, employee, or agent. The person being indemnified must have acted in good faith and in a manner that the person reasonably believed to be in or not opposed to the best interests of the corporation.

     In addition to the general indemnification section, Delaware law provides further protection for directors under Section 102(b)(7) of the General Corporation Law of Delaware. This section was enacted in June 1986 and allows a Delaware corporation to include in its Certificate Of Incorporation a provision that eliminates and limits certain personal liability of a director for monetary damages for certain breaches of the director's fiduciary duty of care, provided that any such provision does not (in the words of the statute) do any of the following:

     "eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this Title [dealing with willful or negligent violation of the statutory provision concerning dividends, stock purchases and redemptions], or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. . ."

     The Board is empowered to make other indemnification as authorized by the Certificate Of Incorporation, Bylaws or corporate resolution so long as the indemnification is consistent with the Delaware General Corporation Law. Under the Company's Bylaws, the Company is required to indemnify its directors, officers, and other representatives of the Company for costs incurred by each of them in connection with any action, suit, or proceeding brought by reason of their position as a director, officer, or representative.

                       GREENLEAF TECHNOLOGIES CORPORATION
                               FINANCIAL STATEMENT
                               SEPTEMBER 30, 1998

                               ACCOUNTANTS' REPORT

Stockholders and Board of Directors
Greenleaf Technologies Corporation
8834 Capital of Texas Highway N.
Suite 150
Austin, Texas  78759

Gentlemen and Madames:

We have audited the accompanying balance sheet of Greenleaf Technologies Corporation as of September 30, 1998 and the related statement of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position as of September 30, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and, as of September 30, 1998, has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



GERALD BRIGNOLA, CPA, PA
Hackensack, NJ  07601
October 22, 1999

                       GREENLEAF TECHNOLOGIES CORPORATION
                                  BALANCE SHEET
                               September 30, 1998

                                     ASSETS

CURRENT ASSETS
     Cash in bank                                                   $    68,423
                                                                    -----------
         Total Current Assets                                            68,423

PROPERTY & EQUIPMENT - net                                              145,494

OTHER ASSETS
     Organization expense - net                                           1,833
     Security deposit                                                     6,131
                                                                    -----------
                                                                          7,964
                                                                    -----------
         TOTAL ASSETS                                               $   221,881
                                                                    ===========

                                LIABILITIES AND
                            STOCKHOLDER'S DEFICIENCY

CURRENT LIABILITIES
     Accounts payable                                               $   254,243
     Payroll & sales tax payable                                         44,012
     Due to related parties                                               9,235
                                                                    -----------
         Total Current Liabilities                                  $   307,490

CONTINGENT LIABILITIES

STOCKHOLDER'S EQUITY
     Common stock, $.001 par
       value 100,000,000 shares
       authorized & 25,938,933
       shares issued & outstanding                                       25,939
     Additional Paid in Capital                                       4,070,170
     Accumulated (deficit)                                           (4,181,718)
                                                                    -----------
         TOTAL STOCKHOLDER'S
              (DEFICIENCY)                                              (85,609)
                                                                    -----------
         TOTAL LIABILITIES &
              STOCKHOLDER'S DEFICIENCY                              $   221,881
                                                                    ===========


            See accountants' report and notes to financial statements

                       GREENLEAF TECHNOLOGIES CORPORATION
                  STATEMENT OF OEPRATIONS & ACCUMULATED DEFICIT
                          Year ended September 30, 1998


SELLING EXPENSES                                                    $   305,549

OPERATING & ADMINISTRATIVE EXPENSES
     Compensation                                                       654,175
     Administrative                                                     662,943
     Product & development costs                                      2,025,779
     Interest                                                             2,942
                                                                    -----------
                                                                      3,651,388
                                                                    -----------
OTHER INCOME & (EXPENSE)
     Interest income                                                      9,745
     Loss in investments                                               (300,000)
                                                                    -----------
                                                                       (290,255)
                                                                    -----------
NET LOSS                                                             (3,941,643)


Accumulated (deficit)-beginning of year                                (240,075)
                                                                    -----------
Accumulated (deficit)-end of year                                   ($4,181,718)
                                                                    ===========


Earnings per share                                                        (.152)
                                                                    ===========
Earnings per share - fully diluted                                        (.152)
                                                                    ===========


            See accountants' report and notes to financial statement

                       GREENLEAF TECHNOLOGIES CORPORATION
                             STATEMENT OF CASH FLOWS
                          Year ended September 30, 1998


CASH FLOWS FROM OPERATING ACTIVITIES

     Net loss                                                       ($3,941,643)


Adjustments to reconcile net income to
net cash provided by operating activities

Increase/(decrease) in cash:
     Depreciation                                                        13,348
     Amortization                                                           458
     Security deposits                                                   (6,131)
     Accounts payable                                                   254,243
     Payroll & sales tax payable                                         44,012
                                                                    -----------

Net cash provided by operating activities                            (3,635,713)


CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of fixed assets                                          (158,842)
                                                                    -----------
Net cash used by investing activities                                  (158,842)


CASH FLOWS FROM FINANCING ACTIVITIES

     Officers loans payable                                             (50,765)
     Sale of stock                                                    3,913,775
                                                                    -----------

Net cash used by financing activities                                 3,863,010
                                                                    -----------
Net increase in cash and cash equivalents                                68,455

     Cash - beginning of year                                               (32)
                                                                    -----------
     Cash - end of year                                             $    68,423
                                                                    ===========


            See accountants' report and notes to financial statement

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 1.   The Company and Nature of Operations
          Greenleaf Capital Corporation was incorporated in the State of Delaware on October 9, 1986. On December 3, 1997, a certificate of amendment was filed with the State of Delaware changing the name of the corporation to Greenleaf Technologies Corporation.

          Greenleaf Technologies Corporation (GTC) is a "High Tech Business Solutions Provider." GTC provides new marketing paradigms and enabling technologies to create new revenue possibilities for its customers. Examples include GTC's "Digiguard" applied to the OEM distribution of encrypted games, interactive games linked to commercial TV shows, and GTC's Musiclock product applied to the Internet distribution of new song releases.

Note 2.   Summary of Significant Accounting Policies

          (A) This summary of significant accounting policies of Greenleaf Technologies Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of GTC's management, who is responsible for the integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

          (B) Furniture and Depreciation: Furniture and equipment are carried at cost. Depreciation is computed on the straight-line basis over periods of five to seven years, which corresponds to the useful lives of the assets.

          (C) Earnings Par Share: Computed by dividing the net loss by the weighted average number of shares outstanding during the year. Common stock equivalents have not been included in the earnings-per-share computation because of the anti-dilutive effect.

          (D) Research and Development costs: The Company charges research and development costs, which are not incurred in conjunction with contractual obligations to expense as incurred. During the year ended September 30, 1998, $2,025,779 was charged to Administrative Expense, Product and Development Costs.

          (E) Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates during the reporting periods. Actual results could differ from these estimates.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 2.   Summary of Significant Accounting Policies (continued)

          (F)  Amortization:

               The organization expenses of GTC are being amortized over a five year term using the straight-line method.

          (G)  Unconsolidated Subsidiaries:

               The Company accounts for its investments in consolidated subsidiaries on the equity method. All intercompany transactions are eliminated. Losses beyond the initial investment are not recognized as it is not the Company's obligation to fund such losses.

          (H)  Advertising and Promotion:

               GTC expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the year ended September 30, 1998 were $31,487.

Note 3. Basis of Presentation: The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. As shown in the financial statements, the Company has experienced substantial operating losses. The continuation of the Company as a going concern is dependent on its ability to generate sufficient cash flows to meet its obligations and sustain its operations.

          Management of the Company has identified and intends to pursue new business opportunities, which it believes will be profitable and plans to infuse new equity capital into the Company. There are no assurances, however, that management of the Company will be successful with either the new business opportunities or raising new equity capital.

Note 4. Deferred Income Taxes: Based on management's present assessment, the Company has not yet determined it to be more likely than not that a deferred long term tax asset of $1,425,013 attributable to the future utilization of $4,181,718 of net operating loss carryforwards as of September 30, 1998, will be realized. Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements as of September 30, 1998. The Company will continue to review this valuation allowance and make adjustments as appropriate. The net operating loss carryforwards will expire as follows:

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 4.   Deferred Income Taxes - (continued)

                       Year                        Amount
                       ----                        ------

                       2012                      $   84,854

                       2013                       1,340,159
                                                 ----------
                        Total                    $1,425,013
                                                 ==========

Note 5.   Equipment and Leasehold Improvements:

          Equipment and leasehold improvements are carried at historical cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation of equipment and amortization of leasehold improvements is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

                                                    Years
                                                    -----
                 Office Equipment                     5
                 Furniture and Fixtures               7
                 Leasehold Improvements               7

          The modified acceleration cost recovery system is used for federal income tax purposes.

          Equipment and leasehold improvements are summarized by major classifications as follows:

                                              September 30, 1998
                                              ------------------

                   Office Equipment                $ 108,207
                   Office Furniture                   46,177
                   Leasehold Improvements              4,459
                                                   ---------
                                                     158,843
                   Less Accumulated Depreciation     (13,349)
                                                   ---------
                                                   $ 145,494
                                                   =========


Note 6.   Leasing Arrangements:

          The Company conducts its Austin operations from facilities that are leased under a five year noncancelable operating lease from Colina West Limited with 56 months remaining before expiring on June 10,

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 6.   Leasing Arrangements - (continued)

          2003. The monthly minimum rental amount to be paid to Colina West Limited is $12,405.50. The monthly minimum rental obligation escalates after each anniversary date, beginning with July 1, 1999. After July 1, 1999, the rental obligation amount will be $12,982.50 per month. After July 1, 2000, the rental obligation amount will be $13,559.50 per month. After July 1, 2002, the rental obligation amount will be $13,848.00 per month.

          The following is a schedule of future minimum rental payments required under the above operating lease as of September 30, 1998.

                     Year Ended
                    September 30               Amount
                    ------------               ------
                        1999                $   150,597
                        2000                    157,521
                        2001                    162,714
                        2002                    163,580
                        2003                    124,632
                                            -----------
                                            $   759,044
                                            ===========

          The Company conducts its New Jersey operations from facilities that are leased under the three year noncancelable operating lease from MRC Holdings, Inc. with 30 months remaining before expiring on March 15, 2001. The monthly minimum rental obligation amount to be paid to MRC Holdings, Inc. is $5,587.58

          The following is a schedule of future minimum rental payments required under the above operating lease as of September 30, 1998.

                     Year Ended
                    September 30                Amount
                    ------------                ------
                        1999                 $    67,051
                        2000                      67,051
                        2001                      33,525
                                             -----------
                                             $   167,627
                                             ===========

          GTC executed an operating lease with Great America Leasing Corporation for a Toshiba 1710 copier at the Austin office. The terms of the lease call for 36 monthly rental payments of $95.37 including tax. The lease was executed March 3, 1998. The following is a schedule of future minimum rental payments required under the above operating lease as of September 30, 1998.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 6.   Leasing Agreements - (continued)

                    Year Ended
                   September 30                    Amount
                   ------------                    ------
                       1999                     $   1,144.44
                       2000                         1,144.44
                       2001                           572.22
                                                ------------
                                                $   2,861.10
                                                ============

          GTC executed an operating lease with SecurityLink Corporation for a five zone security system and monitoring services at the Austin office. The terms of the lease call for 60 monthly rental payments of $25.70 including tax. The lease was executed May 1, 1998. The following is a schedule of future minimum rental payments required under the above operating lease of September 30, 1998.

                    Year Ended
                   September 30                    Amount
                   ------------                    ------
                       1999                           308.40
                       2000                           308.40
                       2001                           308.40
                       2002                           308.40
                       2003                           205.60
                                                ------------
                                                $   1,439.20
                                                ============

Note 7.    Commitments and Contingent Liabilities:

          (A) The Company has employment contracts with the following directors and stockholders:

                                    Annual       Date of          Length of
Position         Name            Compensation    Agreement          Time
--------         ----            ------------    ---------          ----

Off./Dir.    R.E.Wachs       *      $96,000      12/15/97   5 Yrs. to 12/15/2002
Off./Dir.    C.J.Webster     *      $96,000      12/15/97   5 Yrs. to 12/15/2002
Director     L. Berg         *      $96,000      12/15/97   5 Yrs. to 12/15/2002
Employee     L T.Berg        *      $65,000      02-01-99   4 Yrs. to 01/31/2003

*Stockholders

          Each of the Directors is also entitled to be reimbursed for proper business expenses, and any other benefits offered by the Company, either currently existing or adopted at a later date.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 7.   Commitments and Contingent Liabilities - (continued)

          These benefits will include, but not limited to, health and accident insurance, life insurance and stock option plans.

               (B) Under the terms of the five year noncancelable operating lease with Colina West Limited, GTC has provided a Letter of Credit in the amount of $84,130 drawn on Nations Bank of Texas, NA. Conditioned upon GTC's performance of the lease without default. Such letter of credit shall be reduced by $16,826 per year at the anniversary of the lease term. The amount of $13,271 of the Letter of Credit shall serve as security deposit.

                    Nations Bank of Texas, NA has guaranteed the Letter of Credit pursuant to GTC maintaining a certificate of deposit in equal amount of the Letter of Credit. The $84,130 certificate of deposit is reported in cash and equivalents.

Note 8.   Legal Matters:

          (A)  Corporate Express, Inc. v/s Greenleaf Technologies, Inc. Case No
               716.570 - Civil Court Harris County, Texas

               Legal matter involves the collection of $14,400 for office furnishings provided to GTC offices located in Austin, Texas. Matter was settled on August 17, 1999 in which the Company agreed to pay Corporate Express $14,400 over a six month period at $2,400 per month, beginning September 15, 1999. The amount of $14,400 was recorded in accounts payable as of September 30, 1998.

          (B) Elizabeth Xan Wilson vs. Greenleaf Capital Corporation and Related Corporations and Corporate Officers Leonard Berg and Nicholas Soriano. Case No. 97-04423 - Judicial District Court Travis County, Texas

               Legal matter involves the Plaintiff, Elizabeth Xan Wilson, claiming that National Capital Corporation (NCC) (previously a wholly owned subsidiary of Greenleaf Technologies, Inc.) and Nicholas Soriano (President of the former NCC) fraudulently converted over $80,000 from her in a fraudulent lending scheme. According to counsel, exposure for Nicholas Soriano is great, but counsel is unable to assess Greenleaf's liability. Since the claim was partially settled by the sale of Mr. Soriano's stock by the Bankruptcy Trustee in a separate matter, counsel anticipates that Greenleaf's liability could be approximately $30,000.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 8.   Legal Matters - (continued)

          (C)  Darrel and Gabriel McEver vs. Greenleaf.
               Case No. 99-00490 District Court of  Travis County, Texas

               Legal matter involving Greenleaf Technologies Corporations refusal to issue stock and severance benefits pursuant to employment agreement with Darrel and Gabriel McEver. Counsel is unable to express an opinion on the outcome of the law suit as of the date of the financial statements. The case is set for trial on March 27, 2000. No provision for this matter has been provided in the financial statements for the year ended September 30, 1998.

Note 9.   Acquisitions:

          (A) On July 17, 1998, Greenleaf Technologies Corporation formed a wholly owned subsidiary, Greenleaf Research and Development, Inc., which was incorporated in the State of Delaware. The Company was inactive and had no assets as of September 30, 1998.

          (B) On April 13, 1998, 500 shares of common stock of Net Home Media, Inc. was acquired by Greenleaf Technologies Corporation. This represented a 33-1/3 percent ownership interest at a cost of $300,000. Net Home Media, Inc. ceased doing business and, as of September 30, 1998, the stock had no market value. The entire investment of $300,000 was deemed worthless and charged to expense.

Note 10.  Due to Related Parties:

          Notes payable have been generated by transactions with related parties which are detailed as follows:

                   Stockholders, Directors and Officers         $9,235
                                                                ======

          Promissory Notes are dated September 30, 1998, payable on demand at an interest rate of 6% per annum.

Note 11.  Issuance of Common Stock:

          On November 23, 1988, the principal shareholders of Greenleaf Capital Corporation (now defunct) who owned directly and beneficially a total of 1,177,250 shares of common stock at $.001 par value, sold 971,250 shares to three purchasers. The three purchasers, all of whom became directors, and two of whom continued to be directors at September 30, 1998, subsequently paid Greenleaf Technologies Corp. $14,065 or $.0145 per share for 971,250 shares of common stock.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 11.  Issuance of Common Stock - (continued)

          The balance of 206,500 shares were sold as part of a unit at $1.00 per unit pursuant to provisions of Regulation D, Rule 504 as promulgated under the Securities Act of 1933, as amended. Each unit consisted of one share of common stock and two redeemable common stock purchase warrants: the A & B Warrants. The "A" Warrant entitling the holder to purchase one share of Common Stock at a price of $1.25 per share; the "B" Warrant entitling the holder to purchase one share of Common Stock at a price of $1.50 per share.

Note 12.  Other Matters

          Management has informed us that they anticipate no problems with their computer system and the year 2000. They informed us that their current computer software will recognize a date using (00) as the year 2000 and not 1900. Therefore, Management does not anticipate any expenditures related to this situation.

Note 13.  Subsequent Events

          Acquisition/Merger/Joint Ventures
          ---------------------------------

          (A) October 7, 1998 Greenleaf Technologies Corporation announced that the Company finalized an agreement with Riverside Group, Inc. based in Jacksonville Florida, whereby Greenleaf has acquired 100% of the common stock of Riverside's wholly owned subsidiary GameVerse, Inc. in exchange for 14,687,585 common shares of Greenleaf Technologies Corporation as well as options to purchase 5,733,333 shares of Greenleaf common stock at $.25 per share and options to purchase 1,581,249 shares of Greenleaf common stock at $.15 per share. The options expire on September 30, 1999.

               GameVerse is involved in online game development and web design. Greenleaf subsequently has determined that the transaction is not valid and is attempting to rescind or renegotiate it.

          (B) February 23, 1999 - Greenleaf Technologies announced that the Company signed an agreement with Accolade, Inc. and Warner Advanced Media Operations, a business unit of Time-Warner, Inc. The joint venture will be called Warner/Accolade/Greenleaf. The three companies will market a multiple of computer games on a single DVD disk. The new joint venture will be able to distribute the Discs to the personal computer Original Equipment Manufacturers Market.

          (C) August 30, 1999 - Greenleaf Technologies Corporation and Broadcast DVD announced a three year exclusive partnership to include Film-Fest, a video magazine, that takes viewers to the best film festivals in the world.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 13.  Subsequent Events - (continued)

          (D) September 1999 - Greenleaf Technologies Corporation entered into an agreement to acquire all the outstanding shares of Future Com South Florida, Inc. in exchange for 4,000,000 shares of Greenleaf's restricted common stock. Future Com intends to pursue acquisition of radio licenses and systems and has already entered into agreements to acquire four SMR licenses in the 220-222 MHz range at the purchase price of $175,000 per license. The purchase price for each license is to be paid in the form of 350,000 shares of restricted common stock. In addition, Greenleaf has agreed to issue warrants to purchase the same number of shares at $.50 per share until November 4, 2000. Future Com also has entered into an agreement to acquire a dedicated communication satellite license at a purchase price of $687,500, which price includes amounts to be paid in order to eliminate an encumbrance on the license. The purchase price is to be paid in the form of 1,375,000 shares of Greenleaf restricted common stock, plus warrants to purchase 75,000 shares of commons tock at an exercise price of $.50 per share. Greenleaf also agreed to issue, to the holder of the encumbrance, options to purchase 1,300,000 shares of common stock at a price of $.50 per share until November 4, 2000. The Greenleaf shares, options and warrants to be issued in connection with the SMR licenses and satellite license will be delivered to the sellers and the holder of the encumbrance when the Federal Communications Commission approves the transfer of the respective licenses to Future Com.

               Both officers of Future Com, who also were the only shareholders of Future Com, entered into employment agreements and will receive annual compensation of $96,000 plus automobile expenses of $850 per month.

               In addition to the purchase price, Greenleaf has agreed to repay $300,000 owed by Future Com pursuant to two promissory notes. These notes accrue interest at the rate of eight percent per year and payment of all accrued and unpaid principal and interest is due and payable on demand at any time after November 4, 2004. In addition, the notes provide that any payments on the notes prior to November 4, 2004 will be made only at such time that the Board Of Directors of Future Com determines that sufficient funds are available for payment. Also, the existing employees of Future Com were issued options to purchase 600,000 shares of Greenleaf's common stock at $.50 per share until November 4, 2000.

                       GREENLEAF TECHNOLOGIES CORPORATION
                          Notes to Financial Statements
                               September 30, 1998



Note 13.  Subsequent Events - (continued)

          (E)  Legal Matters:
               Case No. 99-09044, Judicial Court Travis County, Texas Kennith McGowan vs. Richard Wachs.

               On August 5, 1999, three individual shareholders of a non-active corporation filed suit against an officer, Richard Wachs, two other employees and corporate counsel. The cause of action alleges that the above individual misappropriated assets and trade secrets belonging to the non-active corporation. Plaintiff's seek unspecified damages and request an injunction seeking to prevent any further use of the converted assets and trade secrets. Counsel does not expect that any significant liability will be imposed on Greenleaf Technologies Corporation or its officers and employees.

          (F) During the next fiscal year ending September 30, 1999, the Company issued an additional 8,526,152 options for services rendered.

                                 Daniel J. Bates
                           Certified Public Accountant
                      4131 Spicewood Springs Rd., Suite D-8
                               Austin, Texas 78759
                        (512) 346-8833 (512) 346-3377 Fax
                             djbates@concentric.net
         Member: American Institute of Certified Public Accountants and
                 Texas Society of Certified Public Accountants



To the Board of Directors
Greenleaf Technologies Corporation
Austin, Texas

I have compiled the accompanying balance sheet of Greenleaf Technologies Corporation (a corporation) as of June 30, 1999 and the related statements of income and remained earnings and cash flows for the nine months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and accordingly, do not express an opinion or any other form of assurance on them.



/s/ Daniel J. Bates

September 2, 1999

GREENLEAF TECHNOLOGIES CORPORATION
BALANCE SHEET
June 30, 1999


ASSETS

CURRENT ASSETS
     Cash and Equivalents                                          $     87,269
     Prepaid Expense                                                     19,490
     Deferred Tax Asset                                               3,724,478
                                                                   ------------

         TOTAL CURRENT ASSETS                                         3,831,237

EQUIPMENT AND LEASEHOLD IMPROVEMENTS                                    126,547

OTHER ASSETS
     Organization Expense                                                 1,719
     Notes Receivable                                                 2,734,055
     Product Development                                                 42,718
     Security Deposits                                                    3,501
     Investment in Greenleaf R&D, Inc.                                   15,000
                                                                   ------------

         TOTAL OTHER ASSETS                                           2,796,993
                                                                   ------------

         TOTAL ASSETS                                              $  6,754,777
                                                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts Payable                                              $    360,694
     Payroll Taxes Payable                                              131,077
     Loans From Shareholders                                            173,945
                                                                   ------------

         TOTAL CURRENT LIABILITIES                                      665,716

DEFERRED INCOME TAXES                                                     1,841

STOCKHOLDERS' EQUITY
     Common Stock, $.001 par value.  100,000,000 shares
         authorized and 63,261,530 shares issued
         and outstanding                                                 63,262
     Additional Paid In Capital                                      16,530,032
     Retained Earnings                                              (10,506,074)
                                                                   ------------
                                                                      6,087,220
                                                                   ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $  6,754,777
                                                                   ============


                   See accompanying notes accountant's report

GREENLEAF TECHNOLOGIES CORPORATION
INCOME STATEMENT
Nine Months Ended June 30, 1999


SELLING EXPENSES                                                    $    73,489

OPERATING AND ADMINISTRATIVE EXPENSES
     Compensation                                                       657,810
     Administrative                                                   3,449,738
     Interest                                                               135
                                                                    -----------
                                                                      4,107,683
                                                                    -----------


OTHER INCOME AND EXPENSE
     Interest Income                                                      4,337
                                                                    -----------

         NET INCOME BEFORE TAXES                                     (4,176,835)

INCOME TAXES
     Current                                                         (1,337,133)

DISCONTINUED OPERATIONS
     Loss on Abandonment of Game Verse, Inc., less
         Applicable income tax of $1,997,512                         (3,877,522)
                                                                    -----------

         NET LOSS                                                   $(6,717,224)
                                                                    ===========




                   See accompanying notes accountant's report



GREENLEAF TECHNOLOGIES CORPORATION
STATEMENT OF CHANGES IN RETAINED EARNINGS
June 30, 1999


BALANCE,  September 30, 1998                                          $ (3,788,850)
                                                                      ------------

COMPREHENSIVE INCOME
     Net Income                                                         (2,839,702)
     Other comprehensive income, net of tax:

         Loss on abandonment of Game Verse, Inc., Less
             applicable $1,997,512 income tax benefit                   (3,877,522)
                                                                      ------------

         TOTAL COMPREHENSIVE INCOME                                     (6,717,224)

BALANCE,  June 30, 1999                                               $(10,506,074)
                                                                      ============






                   See accompanying notes accountant's report


GREENLEAF TECHNOLOGIES CORPORATION
STATEMENT OF CASH FLOWS
Nine Months Ended June 30, 1999


Cash flows from operating activities

     Net Income                                                    $ (2,839,702)
                                                                   ------------

     Adjustments to reconcile net income to net cash
     provided by operating activities:
         Depreciation and amortization                                   20,377
         (Increase) decrease in prepaid expenses                         15,000
         (Increase) decrease in other assets                            (42,317)
         Increase (decrease) in accounts payable                        187,162
         Deferred income taxes                                       (3,334,645)
         (Gain) loss on disposal of property                          3,877,522
                                                                   ------------

         Total adjustments                                           (7,031,945)
                                                                   ------------

     Net cash provided (used) by operating activities                (9,871,647)
                                                                   ------------

Cash flow from investing activities:
         Cash payments for the purchase of property                     (21,430)
         Cash payments for investments                                  (15,000)
                                                                   ------------
     Net cash provided (used) by investing activities                   (36,430)

Cash flow from financing activities:
         Proceeds from issuance of common stock                      12,497,185
         Net borrowings from stockholders                            (2,569,345)
                                                                   ------------
     Net cash provided (used) by financing activities                 9,927,840
                                                                   ------------

Net increase (decrease) in cash and equivalents                          19,763

Cash and equivalents, begining of year                                   67,506
                                                                   ------------

Cash and equivalents, end of year                                  $     87,269
                                                                   ============

Supplemental disclosures of cash flow information:
Cash paid during the year for:
     Interest expense                                              $        135

     Income Tax                                                    $ (1,337,133)



                   See accompanying notes accountant's report

GREENLEAF TECHNOLOGIES CORPORATION
Notes To Financial Statements
Nine Months Ended June 30, 1999


NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Greenleaf Technologies Corporation (GLFC) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the GLFC's management, who is responsible for the integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations
--------------------

Greenleaf Technologies Corporation (GLFC) is a "High Tech Business Solutions Provider." GLFC provides new marketing paradigms and enabling technologies to create new revenue possibilities for its customers. Examples include GLFC's Digiguard(TM)applied to the OEM distribution of encrypted games, interactive games linked to commercial TV shows, and GLFC's MusicLock(TM)product applied to the Internet distribution of new song releases.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported revenue and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation
------------

GLFC's equipment and leasehold improvements are depreciated using primarily the straight-line method.

Amortization
------------

The organization expenses of GLFC will be amortized over a five-year term using the straight-line method.

Advertising and Promotion
-------------------------

GLFC expenses advertising and promotion costs as they are incurred. Advertising and promotion expenses for the nine months ended June 30, 1999 were $13,924.

GREENLEAF TECHNOLOGIES CORPORATION
Notes To Financial Statements
Nine Months Ended June 30, 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred Income Taxes
---------------------

Income taxes are provided for the tax effects on transactions reported in financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference between bases of certain assets and liabilities, depreciation of property and equipment, and charitable contributions, for financial reporting and income tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

For income tax reporting, GLFC uses accounting methods that recognize depreciation sooner than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess which will be taxable in future periods through reduced depreciation deductions for tax purposes.

NOTE B  -  EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are carried at historical cost. Expenditures for maintenance and repairs are charged against operations.
Renewals  and  betterments  that  materially  extend  the  life  of  assets  are capitalized. Depreciation of equipment and amortization of leasehold improvements is calculated by the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

                                                     Years
                                                     -----
         Office Equipment                              5
         Furniture and Fixtures                        7
         Leasehold improvements                        7

The modified accelerated cost recovery system is used for federal income tax purposes.

Equipment and leasehold improvements are summarized by major classifications as follows:

                                                 June 30, 1999
                                                 -------------

         Office Equipment                           $ 102,421
         Office Furniture                              50,521
         Leasehold Improvements                         4,532
                                                    ---------
                                                      157,474

         Less Accumulated Depreciation                (30,927)
                                                    ---------

                                                    $ 126,547
                                                    =========

GREENLEAF TECHNOLOGIES CORPORATION
Notes To Financial Statements
Nine Months Ended June 30, 1999



NOTE C  -  INCOME TAXES

Operating Loss
--------------

The Company, for the nine months ended June 30, 1999 has loss carryforwards totaling $10,506,074 that may be offset against future taxable income.

Components - Current and Deferred
---------------------------------

The provision for income taxes consist of the following components:

                                              1998
                                              ----

Current taxes                             $         0
Deferred                                   (1,337,133)
                                          -----------
                                          $(1,337,133)
                                          ===========

Deferred tax assets and liabilities consist of the following:

                                              1998
                                              ----

Deferred tax liability                    $     1,841
Deferred tax asset                          3,724,478
                                          -----------
                                          $ 3,722,637
                                          ===========

NOTE D  -  LEASING ARRANGMENTS

The Company conducts its Austin operations from facilities that are leased under a five-year noncancelable operating lease from Colina West Limited with 47 months remaining before expiring on June 30, 2003. The monthly minimum rental obligation amount to be paid to Colina West Limited is $12,405.50. The monthly minimum rental obligation escalates after each anniversary date, July 1, 1999. After July 1, 1999, the rental obligation amount will be $12,982.50. After July 1, 2000, the rental obligation amount will be $13,559.50. After July 1, 2002, the rental obligation amount will be $13,848.00.

The following is a schedule of future minimum rental payments required under the above operating lease as of June 30, 1999:

                  Year Ended
                  September 30                 Amount
                  ------------                 ------

                      1999                  $  38,948
                      2000                    157,521
                      2001                    162,714
                      2002                    163,580
                      2003                  $ 124,532
                                            ---------

                                            $ 647,395
                                            =========

GREENLEAF TECHNOLOGIES CORPORATION
Notes To Financial Statements
Nine Months Ended June 30, 1999


NOTE D - LEASING ARRANGEMENTS - continued

The Company formerly conducted its New Jersey operations from facilities that are leased under a three year noncancelable operating lease from MRC Holdings, Inc. with 21 months remaining before expiring on March 15, 2001. The monthly minimum rental obligation amount to be paid to MRC Holdings, Inc. is $5,587.58. The facilities are currently subleased with no monthly payment shortage obligation by the Company. The current tenants pay the monthly minimum rental obligation directly to MRC Holdings, Inc.

The following is a schedule of contingent future minimum rental payments required under the above operating lease as of June 30, 1999

                   Year Ended
                   September 30                Amount
                   ------------                ------

                      1999                  $  16,763
                      2000                     67,061
                      2001                  $  33,525
                                            ---------

                                            $ 117,339
                                            =========

NOTE D - LEASING ARRANGEMENTS - continued

GLFC executed an operating lease with GreatAmerica Leasing Corporation for a Toshiba 1710 copier at the Austin office. The terms of the lease call for 35 monthly rental payments of $95.37 including tax The lease was executed March 3, 1998. The following is a schedule of future minimum rental payments required under the above operating lease as of June 30, 1999.

                  Year Ended
                  September 30                  Amount
                  ------------                  ------

                      1999                    $  286.11
                      2000                     1,144.44
                      2001                       572.22
                                              ---------

                                              $2,002.77
                                              =========

GLFC executed an operating lease with SecurityLink Corporation for a five zone security system and monitoring services at the Austin office. The terms of the lease call for 60 monthly rental payments of $25.70 including tax. The lease was executed May 1, 1998. The following is a schedule of future minimum rental payments required under the above operating lease as of June 30, 1999.

                   Year Ended
                   September 30                  Amount
                   ------------                  ------

                      1999                     $   77.10
                      2000                        308.40
                      2001                        308.40
                      2002                        308.40
                      2003                     $  205.60
                                               ---------

                                               $1,207.90
                                               =========

GREENLEAF TECHNOLOGIES CORPORATION
Notes To Financial Statements
Nine Months Ended June 30, 1999


NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

As June 30, 1999, there were three lawsuits or claims pending against the Company In the opinion of management, the ultimate liabilities, if any, resulting from such lawsuits or claims, will not materially affect the financial position of the Company.

NOTE F - OTHER OBLIGATIONS

Under the terms of the five year noncancelable operating lease with Colina West Limited, GLFC has provided a Letter of Credit in the amount of $84,130 drawn on NationsBank of Texas, NA. Conditioned upon GLFC's performance of the lease without default, such letter of credit shall be reduced by $16,826 per year at the anniversary of the lease term. The amount $13,271 of the letter of credit shall serve as security deposit. NationsBank of Texas, NA has guaranteed the letter of credit pursuant to GLFC maintaining a certificate of deposit in equal amount of the letter of credit. The $84,130 certificate of deposit is reported in cash and equivalents.

NOTE G - SUBSEQUENT EVENTS

(1) On October 7, 1998, GLFC finalized an agreement with Riverside Group, Inc., based in Jacksonville, Florida, whereby GLFC agreed to acquire one hundred
     (100) percent of the common stock of Riverside Group, Inc.'s wholly owned subsidiary GameVerse, Inc. in exchange for 14,587,585 shares of GLFC's common stock, options to acquire 5,733,333 shares at $.25 per share, and options to acquire 1,581,249 shares at $.15 per share. Management of GLFC contends the transaction was improperly entered into and intends to seek legal remedies in order to have the transaction rescinded.

(2) September 1999 - Greenleaf Technologies Corporation entered into an agreement to acquire all the outstanding shares of Future Com South Florida, Inc. in exchange for 4,000,000 shares of Greenleaf's restricted common stock. Future Com intends to pursue acquisition of radio licenses and systems and has already entered into agreements to acquire four SMR licenses in the 220-222 MHz range at the purchase price of $175,000 per license. The purchase price for each license is to be paid in the form of 350,000 shares of restricted common stock. In addition, Greenleaf has agreed to issue warrants to purchase the same number of shares at $.50 per share until November 4, 2000. Future Com also has entered into an agreement to acquire a dedicated communication satellite license at a purchase price of $687,500, which price includes amounts to be paid in order to eliminate an encumbrance on the license. The purchase price is to be paid in the form of 1,375,000 shares of Greenleaf restricted common stock, plus warrants to purchase 75,000 shares of commons tock at an exercise price of $.50 per share. Greenleaf also agreed to issue, to the holder of the encumbrance, options to purchase 1,300,000 shares of common stock at a price of $.50 per share until November 4, 2000. The Greenleaf shares, options and warrants to be issued in connection with the SMR licenses and satellite license will be delivered to the sellers and the holder of the encumbrance when the Federal Communications Commission approves the transfer of the respective licenses to Future Com.

     Both officers of Future Com, who also were the only  shareholders of Future
     Com,   entered  into   employment   agreements   and  will  receive  annual
     compensation of $96,000 plus automobile expenses of $850 per month.

GREENLEAF TECHNOLOGIES CORPORATION
Notes To Financial Statements
Nine Months Ended June 30, 1999


NOTE G - SUBSEQUENT EVENTS - continued

     In addition to the purchase price, Greenleaf has agreed to repay $300,000 owed by Future Com pursuant to two promissory notes. These notes accrue interest at the rate of eight percent per year and payment of all accrued and unpaid principal and interest is due and payable on demand at any time after November 4, 2004. In addition, the notes provide that any payments on the notes prior to November 4, 2004 will be made only at such time that the Board Of Directors of Future Com determines that sufficient funds are available for payment. Also, the existing employees of Future Com were issued options to purchase 600,000 shares of Greenleaf's common stock at $.50 per share until November 4, 2000.

                                    PART III
                                    --------

Items 1 and 2. Index to and Description of Exhibits.

     The following is a complete list of Exhibits filed as part of this Registration Statement, which Exhibits are incorporated herein.

Number         Description
------         -----------

2.1            Agreement with Cybermax Tech, Inc. regarding acquisition of
               Gameverse, Inc.

2.2 Stock Exchange Agreement regarding acquisition of Future Com South Florida, Inc.

3.1 Certificate Of Incorporation filed with the Delaware Secretary Of State on October 9, 1986.

3.2 Certificate Of Amendment to the Certificate of Incorporation filed with the Delaware Secretary Of State on December 3, 1997.

3.3            Amended And Restated Bylaws

4.1            Specimen Common Stock Certificate

10.1           License And Revenue Sharing Agreement regarding BroadcastDVD,
               Inc.

10.2 License Agreement regarding Accolade, Inc. and Warner Advanced Media Operations

11.1 Statement re: computation of per share earnings- Incorporated by reference to the financial statements included in Part F/S of this General Form For Registration Of Securities Of Small Business on Form 10-SB

21.1           Subsidiaries of the Registrant (all are 100% owned):
                    Greenleaf Research And Development, Inc., a Delaware
                     corporation
                    Future Com South Florida, Inc., a Florida corporation Gameverse, Inc., a Florida corporation.

24.1 Power of Attorney (included on signature page of this Registration Statement)

27             Financial Data Schedule

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      GREENLEAF TECHNOLOGIES CORPORATION



Date: November 12, 1999               By: /s/ Leonard Berg
      -----------------                  ---------------------------------------
                                         Leonard Berg, Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers and directors of the Registrant, by virtue of their signatures appearing below to this Registration Statement hereby constitute and appoint Leonard Berg and Christopher J. Webster, and each or either of them, with full power of substitution, as attorney-in-fact in their names, place and stead to execute any and all amendments to this Registration Statement in the capacities set forth opposite their name and hereby ratify all that said attorney-in-fact and each of them or his substitutes may do by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, the Registration Statement was signed by the following persons in the capacities and on the dates indicated.

        Signatures                       Title                     Date
        ----------                       -----                     ----

/s/ Leonard Berg
--------------------------   Chairman Of The Board; Chief      November 12, 1999
Leonard Berg                   Executive Officer; President;
                               and Director

/s/ Christopher J. Webster
--------------------------   Executive Vice President;         November 12, 1999
Christopher J. Webster         and Director


/s/ William J. Hubert
--------------------------   Secretary; and Treasurer          November 12, 1999
William J. Hubert




                                       24